CUSIP No. 59100U108 Page 1 of 9 Pages

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Meta Financial Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
59100U108
(CUSIP Number)
May 9, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]       Rule 13d-1(b)
[X]       Rule 13d-1(c)
[ ]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59100U108 Page 2 of 9 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	ACP MFG Holdings, LLC 80-0813804
2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	370,000
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	370,000
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	370,000
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	9.63% *
12)	Type of Reporting Person	OO

* Based on 3,202,056 shares of Common Stock outstanding as of May 9, 2012, as reported in the Form 10-Q for the period ended March 31, 2012 filed by the Issuer on May 10, 2012, plus the 370,000 shares of Common Stock purchased by ACP MFG Holdings, LLC pursuant to the Securities Purchase Agreement, dated May 9, 2012, filed by the Issuer as Exhibit 99.1 to its 8-K filed on May 11, 2012, and the 270,000 shares of Common Stock purchased by other persons pursuant to the Securities Purchase Agreements, each dated May 9, 2012, filed by the Issuer as Exhibits 99.2 and 99.3 to its 8-K filed on May 11, 2012.

CUSIP No. 59100U108 Page 3 of 9 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	ACP Investment Fund, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	370,000
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	370,000
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	370,000
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	9.63% *
12)	Type of Reporting Person	PN

* Based on 3,202,056 shares of Common Stock outstanding as of May 9, 2012, as reported in the Form 10-Q for the period ended March 31, 2012 filed by the Issuer on May 10, 2012, plus the 370,000 shares of Common Stock purchased by ACP MFG Holdings, LLC pursuant to the Securities Purchase Agreement, dated May 9, 2012, filed by the Issuer as Exhibit 99.1 to its 8-K filed on May 11, 2012, and the 270,000 shares of Common Stock purchased by other persons pursuant to the Securities Purchase Agreements, each dated May 9, 2012, filed by the Issuer as Exhibits 99.2 and 99.3 to its 8-K filed on May 11, 2012.

CUSIP No. 59100U108 Page 4 of 9 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	ACP Investment Fund GP, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	370,000
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	370,000
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	370,000
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	9.63% *
12)	Type of Reporting Person	PN

* Based on 3,202,056 shares of Common Stock outstanding as of May 9, 2012, as reported in the Form 10-Q for the period ended March 31, 2012 filed by the Issuer on May 10, 2012, plus the 370,000 shares of Common Stock purchased by ACP MFG Holdings, LLC pursuant to the Securities Purchase Agreement, dated May 9, 2012, filed by the Issuer as Exhibit 99.1 to its 8-K filed on May 11, 2012, and the 270,000 shares of Common Stock purchased by other persons pursuant to the Securities Purchase Agreements, each dated May 9, 2012, filed by the Issuer as Exhibits 99.2 and 99.3 to its 8-K filed on May 11, 2012.

CUSIP No. 59100U108 Page 5 of 9 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	ACP Investment Fund Management, LLC
2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	370,000
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	370,000
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	370,000
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	9.63% *
12)	Type of Reporting Person	OO

* Based on 3,202,056 shares of Common Stock outstanding as of May 9, 2012, as reported in the Form 10-Q for the period ended March 31, 2012 filed by the Issuer on May 10, 2012, plus the 370,000 shares of Common Stock purchased by ACP MFG Holdings, LLC pursuant to the Securities Purchase Agreement, dated May 9, 2012, filed by the Issuer as Exhibit 99.1 to its 8-K filed on May 11, 2012, and the 270,000 shares of Common Stock purchased by other persons pursuant to the Securities Purchase Agreements, each dated May 9, 2012, filed by the Issuer as Exhibits 99.2 and 99.3 to its 8-K filed on May 11, 2012.

CUSIP No. 59100U108 Page 6 of 9 Pages

Schedule 13G

Item 1.

(a)      Name of Issuer:  Meta Financial Group, Inc.

(b)      Address of Issuer's Principal Executive Offices:

121 East Fifth Street
Storm Lake, Iowa  50588

Item 2.

(a)	Name of Person Filing:

This statement is being filed on behalf of ACP MFG Holdings, LLC, a Delaware limited liability company (“ACP MFG”), and ACP MFG’s sole member ACP Investment Fund, L.P., a Delaware limited partnership (“ACP Investment Fund”), and ACP Investment Fund’s general partner ACP Investment Fund GP, L.P., a Delaware limited partnership (“ACP GP”), and ACP GP’s general partner ACP Investment Fund Management, LLC, a Delaware limited liability company (“ACP Management”).  The investment and voting decisions of ACP Management are made by its members, and no member holds sole control of such investment or voting decisions.

ACP MFG, ACP Investment Fund, ACP GP and ACP Management are each referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”.  All of the securities reported herein as beneficially owned by the Reporting Persons are directly held by ACP MFG.  The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1.

(b)	Address of Principal Business Office or, if None, Residence:

400 Hamilton Avenue, Suite 230, Palo Alto, CA 94301.

(c)	Citizenship:

Each of the Reporting Persons is organized under the laws of Delaware.

(d)	Title of Class of Securities:

Common Stock

(e)           CUSIP Number:

59100U108

CUSIP No. 59100U108 Page 7 of 9 Pages

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.                        Ownership.

(a) through (c):

Incorporated by reference to Items 5 through 9 and 11 of the cover pages to this Schedule 13G

Item 5.                        Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.                        Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.                        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.                        Identification and Classification of Members of the Group.

Not applicable.

Item 9.                       Notice of Dissolution of Group.

Not applicable.

Item 10.      Certification.

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 59100U108 Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 16, 2012

ACP INVESTMENT FUND, L.P.
By:	ACP INVESTMENT FUND GP, L.P., its general partner ACP INVESTMENT FUND MANAGEMENT, LLC, its general partner
By:	/s/ Keoni Schwartz
Name: Keoni Schwartz Title: Managing Member

ACP MFG HOLDINGS, LLC
By:	/s/ Keoni Schwartz
Name: Keoni Schwartz Title: President, Secretary & Treasurer

ACP INVESTMENT FUND GP, L.P.
By:	ACP INVESTMENT FUND MANAGEMENT, LLC, its general partner
By:	/s/ Keoni Schwartz
Name: Keoni Schwartz Title: Managing Member

APC INVESTMENT FUND MANAGEMENT, LLC
By:	/s/ Keoni Schwartz
Name: Keoni Schwartz Title: Managing Member

CUSIP No. 59100U108 Page 9 of 9 Pages

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed with the Securities and Exchange Commission jointly on behalf of each of them, in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  May 16, 2012

ACP INVESTMENT FUND, L.P.
By:	ACP INVESTMENT FUND GP, L.P., its general partner ACP INVESTMENT FUND MANAGEMENT, LLC, its general partner
By:	/s/ Keoni Schwartz
Name: Keoni Schwartz Title: Managing Member

ACP MFG HOLDINGS, LLC
By:	/s/ Keoni Schwartz
Name: Keoni Schwartz Title: President, Secretary & Treasurer

ACP INVESTMENT FUND GP, L.P.
By:	ACP INVESTMENT FUND MANAGEMENT, LLC, its general partner
By:	/s/ Keoni Schwartz
Name: Keoni Schwartz Title: Managing Member

APC INVESTMENT FUND MANAGEMENT, LLC
By:	/s/ Keoni Schwartz
Name: Keoni Schwartz Title: Managing Member